SILVER SPRING NETWORKS, INC.

230 W. Tasman Drive

San Jose, California 95134

(669) 770-4000

August 23, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mary Mills-Apenteng
Jan Woo
Division of Corporation Finance

Re:	Silver Spring Networks, Inc.
Registration Statement on Form S-3
Originally filed February 8, 2016, as amended
File No. 333-209432

Via EDGAR - Acceleration Request

Requested Date:	August 25, 2016

Requested Time:	4:00 p.m. EST

Ladies and Gentlemen:

Silver Spring Networks, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-referenced Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Michael A. Brown, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SILVER SPRING NETWORKS, INC.

By:	/s/ Michael Bell
Michael Bell
President and Chief Executive Officer